Doma Holdings, Inc.
101 Mission Street, Suite 740
San Francisco, CA 94105
September 3, 2021
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel

RE:	Doma Holdings, Inc.
Registration Statement on Form S-1
File No. 333-258942
Ladies and Gentlemen:
Doma Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 8, 2021, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Stephen Salmon of Davis Polk & Wardwell LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Stephen Salmon of Davis Polk & Wardwell LLP, counsel to the Registrant, at (650) 752-2063.
[Signature Page Follows]

Very truly yours,

Doma Holdings, Inc.

By:	/s/ Max Simkoff
Name:	Max Simkoff
Title:	Chief Executive Officer

cc:	Max Simkoff, Doma Holdings, Inc.
Eric Watson, Doma Holdings, Inc.
Stephen Salmon, Davis Polk & Wardwell LLP
[Signature Page to Acceleration Request]